Exhibit 11

CASEY’S GENERAL STORES, INC.

Computation of Per Share Earnings

(Dollars in Thousands, Except Share and Per Share Amounts)

	Three Months Ended July 31,
	2003	2002
Basic earnings per share

Weighted average number of shares outstanding	49,740,812	49,626,062

Net income	$13,827	12,191

Basic earnings per common share	$.28	.25

Diluted earnings per share

Weighted average number of shares outstanding	49,740,812	49,626,062
Shares applicable to stock options	161,852	107,573

	49,902,664	49,733,635

Net income	$13,827	12,191

Diluted earnings per common share	$.28	.25